PRICING SUPPLEMENT
Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-202524
Dated August 25, 2017

HSBC USA Inc. Trigger Callable Contingent Yield Notes (daily coupon observation)

$7,590,000 Notes Linked to the Least Performing of the S&P 500® Index, the Russell 2000® Index and the EURO STOXX 50® Index due on August 31, 2020

Investment Description

These Trigger Callable Contingent Yield Notes (the ''Notes'') are senior unsecured debt securities issued by HSBC USA Inc. ("HSBC") with returns linked to the Least Performing of the S&P 500® Index, the Russell 2000® Index and the EURO STOXX 50® Index (each, an "Underlying Index" and together, the "Underlying Indices"). The Notes will rank equally with all of our other unsecured and unsubordinated debt obligations. HSBC will pay a quarterly Contingent Coupon if the Official Closing Level of **each** Underlying Index on each trading day during the applicable Quarterly Observation Period is equal to or greater than its Coupon Barrier. Otherwise, no coupon will be paid with respect to that Quarterly Observation Period. HSBC may, at its election, call the Notes prior to maturity on any Quarterly Observation End Date (other than the Final Valuation Date) regardless of the Official Closing Level of any Underlying Index. If the Notes are called by HSBC at its election, HSBC will pay you the principal amount of your Notes plus any Contingent Coupon payable on the Coupon Payment Date immediately following the applicable Quarterly Observation End Date (the "Issuer Call Date"), and no further amounts will be owed to you under the Notes. If the Notes are not called by HSBC prior to maturity and the Final Level of the Least Performing Underlying Index is equal to or greater than its Downside Threshold, HSBC will pay you a cash payment at maturity equal to the principal amount of your Notes and, if the Official Closing Level of each Underlying Index is equal to or greater than its Coupon Barrier on each trading day during the final Quarterly Observation Period, the final Contingent Coupon payable on the Maturity Date. If the Notes are not called by HSBC at its election prior to maturity and the Final Level of the Least Performing Underlying Index is less than its Downside Threshold, HSBC will pay you less than the full Principal Amount, if anything, resulting in a loss on your initial investment that is proportionate to the negative performance of the Underlying Index with the greatest percentage decline from its Initial Level to its Final Level (the "Least Performing Underlying Index"), and you may lose up to 100% of your Principal Amount. **Investing in the Notes involves significant risks. HSBC may not pay any Contingent Coupons on the Notes. You may lose some or all of your Principal Amount. You will be exposed to the market risk of each Underlying Index on each trading day during each Quarterly Observation Period and any decline in the level of one Underlying Index may negatively affect your return and will not be offset or mitigated by a lesser decline or any potential increase in the levels of the other Underlying Indices. Generally, the higher the Contingent Coupon Rate on a Note, the greater the risk of loss on that Note. The contingent repayment of principal only applies if you hold the Notes to maturity. Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of HSBC. If HSBC were to default on its payment obligations, you may not receive any amounts owed to you under the Notes and you could lose your entire investment.**

Features

❑ **Contingent Coupon**: Subject to the Issuer Call feature, HSBC will pay a quarterly Contingent Coupon payment if the Official Closing Level of **each** Underlying Index on each trading day during the applicable Quarterly Observation Period is equal to or greater than its Coupon Barrier. Otherwise, no coupon will be paid for the quarter.

❑ **Issuer Call:** HSBC may, at its election, call the Notes on any Quarterly Observation End Date (other than the Final Valuation Date) and pay you the Principal Amount of your Notes plus the Contingent Coupon otherwise due for that applicable quarter on the Coupon Payment Date immediately following the applicable Quarterly Observation End Date. If the Notes are not called by HSBC, investors may lose a portion of their principal amount at maturity.

❑ **Contingent Repayment of Principal Amount at Maturity:** If the Notes have not been called by HSBC at its election and the Official Closing Level of the Least Performing Underlying Index is not less than its Downside Threshold on the Final Valuation Date, HSBC will pay you the Principal Amount per Note at maturity. If the Official Closing Level of the Least Performing Underlying Index on the Final Valuation Date is less than its Downside Threshold, HSBC will pay a cash amount that is less than the Principal Amount, if anything, resulting in a loss on your initial investment that is proportionate to the decline in the Official Closing Level of the Least Performing Underlying Index from the Trade Date to the Final Valuation Date. The contingent repayment of principal only applies if you hold the Notes until maturity. Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of HSBC.

Key Dates

Pricing Date	August 25, 2017
Trade Date	August 25, 2017
Settlement Date	August 31, 2017
Quarterly Observation End Dates[1]	See page 7
Final Valuation Date[1]	August 25, 2020
Maturity Date[1]	August 31, 2020

[1] See page 4 for additional details

THE NOTES ARE SIGNIFICANTLY RISKIER THAN CONVENTIONAL DEBT INSTRUMENTS. THE TERMS OF THE NOTES MAY NOT OBLIGATE HSBC TO REPAY THE FULL PRINCIPAL AMOUNT OF THE NOTES. THE NOTES CAN HAVE DOWNSIDE MARKET RISK SIMILAR TO THE LEAST PERFORMING UNDERLYING INDEX, WHICH CAN RESULT IN A LOSS OF SOME OR ALL OF THE PRINCIPAL AMOUNT AT MATURITY. THIS MARKET RISK IS IN ADDITION TO THE CREDIT RISK INHERENT IN PURCHASING A DEBT OBLIGATION OF HSBC. YOU SHOULD NOT PURCHASE THE NOTES IF YOU DO NOT UNDERSTAND OR ARE NOT COMFORTABLE WITH THE SIGNIFICANT RISKS INVOLVED IN INVESTING IN THE NOTES.

YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED UNDER "KEY RISKS" BEGINNING ON PAGE 8 OF THIS PRICING SUPPLEMENT AND THE MORE DETAILED ''RISK FACTORS'' BEGINNING ON PAGE S-1 OF THE ACCOMPANYING EQUITY INDEX UNDERLYING SUPPLEMENT AND BEGINNING ON PAGE S-3 OF THE ACCOMPANYING PROSPECTUS SUPPLEMENT BEFORE PURCHASING ANY NOTES. EVENTS RELATING TO ANY OF THOSE RISKS, OR OTHER RISKS AND UNCERTAINTIES, COULD ADVERSELY AFFECT THE MARKET VALUE OF, AND THE RETURN ON, YOUR NOTES.

Note Offering

The Notes are offered at a minimum investment of $1,000 in denominations of $10 and integral multiples thereof.

Underlying Indices (Least Performing of)	Contingent Coupon Rate	Initial Levels	Downside Thresholds	Coupon Barriers	CUSIP	ISIN
The S&P 500® Index ("SPX")	8.20% per annum	2,443.05	1,587.98, which is 65% of its Initial Level*	1,587.98, which is 65% of its Initial Level*	40435G485	US40435G4854
The Russell 2000® Index ("RTY")		1,377.453	895.344, which is 65% of its Initial Level**	895.344, which is 65% of its Initial Level**		
The EURO STOXX 50® Index ("SX5E")		3,438.55	2,235.06, which is 65% of its Initial Level*	2,235.06, which is 65% of its Initial Level*		

*Rounded to two decimal places.
**Rounded to three decimal places.

See "Additional Information about HSBC USA Inc. and the Notes" on page 2 of this pricing supplement. The Notes offered will have the terms specified in the accompanying prospectus dated March 5, 2015, the accompanying prospectus supplement dated March 5, 2015, the accompanying equity index underlying supplement dated March 5, 2015 and the terms set forth herein.

Neither the U.S. Securities and Exchange Commission, or the SEC, nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or equity index underlying supplement. Any representation to the contrary is a criminal offense. The Notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction.

The Notes will not be listed on any U.S. securities exchange or quotation system. HSBC Securities (USA) Inc., an affiliate of HSBC USA Inc., will purchase the Notes from HSBC USA Inc. for distribution to UBS Financial Services Inc., acting as agent. See "Supplemental Plan of Distribution (Conflicts of Interest)" on the last page of this pricing supplement for a description of the distribution arrangement.

The Estimated Initial Value of the Notes on the Trade Date is $9.75 per Note, which is less than the price to public. The market value of the Notes at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page 5 and "Key Risks" beginning on page 8 of this document for additional information.

	Price to Public		Underwriting Discount[1]		Proceeds to Us	
Notes Linked to:	Total	Per Note	Total	Per Note	Total	Per Note
The Least Performing of the S&P 500® Index, the Russell 2000® Index and the EURO STOXX 50® Index	$7,590,000.00	$10.00	$94,875.00	$0.125	$7,495,125.00	$9.875

[1] See "Supplemental Plan of Distribution (Conflicts of Interest)" on the last page of this pricing supplement.

UBS Financial Services Inc.   **HSBC Securities (USA) Inc.**

The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

Additional Information About HSBC USA Inc. and the Notes

This pricing supplement relates to the offering of Notes identified on the cover page. As a purchaser of a Note, you will acquire an investment instrument linked to the least performing of the Underlying Indices. Although the offering relates to the Underlying Indices, you should not construe that fact as a recommendation of the merits of acquiring an investment linked to either Underlying Index, or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated March 5, 2015, the prospectus supplement dated March 5, 2015 and the equity index underlying supplement dated March 5, 2015. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying equity index underlying supplement, prospectus supplement or prospectus, the terms described in this pricing supplement shall control. You should carefully consider, among other things, the matters set forth in "Key Risks" beginning on page 8 of this pricing supplement and in "Risk Factors" beginning on page S-1 of the prospectus supplement and beginning on page S-2 of the accompanying equity index underlying supplement, as the Notes involve risks not associated with conventional debt securities. HSBC urges you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

HSBC USA Inc. has filed a registration statement (including a prospectus, a prospectus supplement and the equity index underlying supplement) with the SEC for the offerings to which this pricing supplement relates. Before you invest, you should read the prospectus, prospectus supplement and equity index underlying supplement in that registration statement and other documents HSBC USA Inc. has filed with the SEC for more complete information about HSBC USA Inc. and these offerings. You may get these documents for free by visiting EDGAR on the SEC's website at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and equity index underlying supplement if you request them by calling toll-free 1-866-811-8049.

You may access these documents on the SEC's website at www.sec.gov as follows:

♦ Equity Index Underlying Supplement dated March 5, 2015:

http://www.sec.gov/Archives/edgar/data/83246/000114420415014327/v403626_424b2.htm

♦ Prospectus supplement dated March 5, 2015:

http://www.sec.gov/Archives/edgar/data/83246/000114420415014311/v403645_424b2.htm

♦ Prospectus dated March 5, 2015:

http://www.sec.gov/Archives/edgar/data/83246/000119312515078931/d884345d424b3.htm

As used herein, references to the "Issuer," "HSBC", "we," "us" and "our" are to HSBC USA Inc. References to the "equity index underlying supplement" mean the equity index underlying supplement dated March 5, 2015, references to the "prospectus supplement" mean the prospectus supplement dated March 5, 2015 and references to "accompanying prospectus" mean the prospectus, dated March 5, 2015.

Investor Suitability

The Notes may be suitable for you if:

- ♦ You fully understand the risks inherent in an investment in the Notes, including the risk of loss of your entire initial investment.

- ♦ You are willing to make an investment where you could lose some or all of your initial investment and are willing to make an investment that may have the same downside market risk as the Least Performing Underlying Index.

- ♦ You are willing to accept the individual market risk of each Underlying Index on each trading day during the Quarterly Observation Periods and on the Final Valuation Date and understand that any decline in the level of one Underlying Index will not be offset or mitigated by a lesser decline or any potential increase in the levels of the other Underlying Indices.

- ♦ You believe the Official Closing Level of each Underlying Index will be equal to or greater than its Coupon Barrier on each trading day during the Quarterly Observation Periods and equal to or greater than its Downside Threshold on the Final Valuation Date.

- ♦ You understand and accept that you will not participate in any appreciation in the level of any Underlying Index, and your potential return is limited to the Contingent Coupon payments.

- ♦ You are willing to invest in the Notes based on the Contingent Coupon Rate indicated on the cover hereof.

- ♦ You are willing to hold Notes that may be called early at the election of HSBC regardless of the Official Closing Level of any Underlying Index, or you are otherwise willing to hold the Notes to maturity and do not seek an investment for which there is an active secondary market.

- ♦ You understand and accept the risks associated with each Underlying Index.

- ♦ You are willing to accept the risk and return profile of the Notes versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

- ♦ You are willing to forgo dividends paid on the stocks included in the Underlying Indices and do not seek guaranteed current income from your investment.

- ♦ You are willing to assume the credit risk associated with HSBC, as Issuer of the Notes, and understand that if HSBC defaults on its obligations, you may not receive any amounts due to you, including any repayment of principal.

The Notes may not be suitable for you if:

- ♦ You do not fully understand the risks inherent in an investment in the Notes, including the risk of loss of your entire initial investment.

- ♦ You believe that the level of any Underlying Index will decline during the term of the Notes and is likely to close below its Coupon Barrier on one or more trading days during the Quarterly Observation Periods and/or below its Downside Threshold on the Final Valuation Date.

- ♦ You seek an investment that is designed to return your full Principal Amount at maturity.

- ♦ You are not willing to make an investment in which you could lose some or all of your initial investment and you are not willing to make an investment that may have the same downside market risk as the Least Performing Underlying Index.

- ♦ You are not willing to accept the individual market risk of each Underlying Index or are not willing to accept the risk that any decline in the level of one Underlying Index will not be offset or mitigated by a lesser decline or any potential increase in the levels of the other Underlying Indices.

- ♦ You seek an investment that participates in the appreciation in the level of any Underlying Index or that has unlimited return potential.

- ♦ You are unwilling to invest in the Notes based on the Contingent Coupon Rate indicated on the cover hereof.

- ♦ You are unable or unwilling to hold Notes that may be called early at the election of HSBC regardless of the Official Closing Level of any Underlying Index, or you are otherwise unable or unwilling to hold the Notes to maturity and seek an investment for which there will be an active secondary market.

- ♦ You prefer to receive the dividends paid on the stocks included in the Underlying Indices and seek guaranteed current income from your investment.

- ♦ You do not understand or accept the risks associated with either Underlying Index.

- ♦ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

- ♦ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes, for any payments on the Notes, including any repayment of principal.

The suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances. For more information about the Underlying Indices, see "The S&P 500® Index," "The Russell 2000® Index" and "The EURO STOXX 50® Index" on page 18, page 19 and page 20 of this pricing supplement and beginning on page S-44, page S-36 and page S-11 of the accompanying equity index underlying supplement, as applicable. You should also review carefully the "Key Risks" beginning on page 8 of this pricing supplement and the more detailed "Risk Factors" beginning on page S-2 of the equity index underlying supplement and beginning on page S-1 of the accompanying prospectus supplement.

Final Terms	
Issuer	HSBC USA Inc. ("HSBC")
Principal Amount	$10 per Note (subject to a minimum investment of $1,000).
Term	3 years, unless earlier called.
Trade Date	August 25, 2017
Settlement Date	August 31, 2017
Final Valuation Date	August 25, 2020, subject to adjustment if a Market Disruption Event occurs, as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying equity index underlying supplement.
Maturity Date	August 31, 2020, subject to adjustment if a Market Disruption Event occurs, as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying equity index underlying supplement.
Underlying Indices	The S&P 500® Index (Ticker: "SPX"), the Russell 2000® Index (Ticker: "RTY") and the EURO STOXX 50® Index (Ticker: "SX5E")
Issuer Call	The Notes may be called by HSBC at its election on any Quarterly Observation End Date (other than the Final Valuation Date) regardless of the Official Closing Level of any Underlying on such Quarterly Observation End Date. In order to redeem the Notes, HSBC or the calculation agent will distribute written notice to The Depository Trust Company of HSBC's intent to call the Notes on or prior to the applicable Quarterly Observation End Date. HSBC or the calculation agent will have no independent obligation to notify you directly and you should expect to receive such notifications from your broker.
	If the Notes are called on any Quarterly Observation End Date, on the Coupon Payment Date immediately following such Quarterly Observation End Date (the "Issuer Call Date"), HSBC will pay you a cash payment per Note equal to your Principal Amount plus the Contingent Coupon otherwise due on that date. No further amounts will be owed to you under the Notes.
Coupon Payment Dates	The first Coupon Payment Date will occur on December 4, 2017; Coupon Payment Dates will occur quarterly thereafter as listed in the "Quarterly Observation Periods, Quarterly Observation End Dates and Coupon Payment Dates" section below, except that the Coupon Payment Date for the final Quarterly Observation Period is the Maturity Date.
Contingent Coupon Rate	8.20% per annum, payable quarterly in equal installments.
Contingent Coupon	**If the Official Closing Level of each Underlying Index is equal to or greater than its Coupon Barrier on each trading day during a Quarterly Observation Period**, HSBC will pay you the Contingent Coupon applicable to such Quarterly Observation Period on the Coupon Payment Date immediately following the applicable Quarterly Observation End Date.
	If the Official Closing Level of any Underlying Index is less than its Coupon Barrier on any trading day during a Quarterly Observation Period, the Contingent Coupon applicable to such Quarterly Observation Period will not accrue or be payable and HSBC will not make any payment to you in respect of such Quarterly Observation Period on the immediately following Coupon Payment Date or on any other date.
	The Contingent Coupon is $0.205 per quarter per Note. The table on page 7 sets forth the Quarterly Observation End Dates and Coupon Payment Dates.
	Contingent Coupon payments on the Notes are not guaranteed. HSBC will not pay you the Contingent Coupon for any Quarterly Observation Period during which the Official Closing Level of any Underlying Index is less than its Coupon Barrier on any trading day during a Quarterly Observation Period.
Payment at Maturity (per $10 Note)	**If the Notes have not previously been called by HSBC at its election, you will receive a payment on the Maturity Date calculated as follows:**
	If the Final Level of the Least Performing Underlying Index is equal to or greater than its Downside Threshold, HSBC will pay you a cash payment on the Maturity Date equal to $10 per $10 Principal Amount of Notes and, if the Official Closing Level of each Underlying Index is equal to or greater than its Coupon Barrier on each trading day during the final Quarterly Observation Period, the final Contingent Coupon.[1]
	If the Final Level of the Least Performing Underlying Index is less than its Downside Threshold, HSBC will pay you a cash payment on the Maturity Date that is less than the Principal Amount, equal to:
	$10 × (1 + Underlying Index Return of the Least Performing Underlying Index).
	In this case, you will have a loss of principal that is proportionate to the decline in the Final Level of the Least Performing Underlying Index from its Initial Level and you will lose some or all of your Principal Amount.
Quarterly Observation Period	For any Quarterly Observation Period, the period from but excluding the immediately preceding Quarterly Observation End Date (or in the case of the first Quarterly Observation Period, from but excluding the Trade Date) to and including the following Quarterly Observation End Date (or in the case of the final Quarterly Observation Period, the Final Valuation Date). The first Quarterly Observation End Date will occur on November 27, 2017; Quarterly Observation End Dates will occur quarterly thereafter as listed in the "Quarterly Observation Periods, Quarterly Observation End Dates and Coupon Payment Dates" section below. The final Quarterly Observation End Date, August 25, 2020, will be the Final Valuation Date.
Least Performing Underlying Index	The Underlying Index with the lowest Underlying Index Return.

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[1] Contingent repayment of principal is dependent on the ability of HSBC USA Inc. to satisfy its obligations when they come due.

Underlying Index Return	For each Underlying Index, calculated as follows: $$\frac{\text{Final Level - Initial Level}}{\text{Initial Level}}$$
Downside Threshold	For each Underlying Index, 65% of its Initial Level, as indicated on the cover page of this pricing supplement.
Coupon Barrier	For each Underlying Index, 65% of its Initial Level, as indicated on the cover page of this pricing supplement.
Initial Level	For each Underlying Index, its Official Closing Level on the Pricing Date, as indicated on the cover page of this pricing supplement.
Final Level	For each Underlying Index, its Official Closing Level on the Final Valuation Date.
Official Closing Level	For each Underlying Index, its Official Closing Level on any trading day will be determined by the calculation agent based upon its closing level displayed on the page "SPX <INDEX>," "RTY <INDEX>" or "SX5E <INDEX>", as applicable, on the Bloomberg Professional® service. If the level of an Underlying Index is not so displayed on such page, the calculation agent may refer to the display on any successor page on the Bloomberg Professional® service or any successor service, as applicable.
Calculation Agent	HSBC USA Inc. or one of its affiliates.
Estimated Initial Value:	The Estimated Initial Value of the Notes is less than the price you pay to purchase the Notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market, if any, at any time. See "Key Risks — The Estimated Initial Value of the Notes, Which Was Determined by Us on the Trade Date, Is Less than the Price to Public and May Differ from the Market Value of the Notes in the Secondary Market, if Any."



Trade Date

The Initial Level of each Underlying Index was observed and the Contingent Coupon Rate and Contingent Coupon were determined.

Quarterly Contingent Coupon. The Notes are Callable by HSBC at its Election.

If the Official Closing Level of **each** Underlying Index is equal to or greater than its Coupon Barrier on each trading day during a Quarterly Observation Period, HSBC will pay you a Contingent Coupon on the applicable Coupon Payment Date.

HSBC may, at its election, call the Notes prior to maturity on any Quarterly Observation End Date (other than the Final Valuation Date) regardless of the Official Closing Level of any Underlying Index. If the Notes are called, HSBC will pay you a cash payment per Note equal to $10.00 plus the Contingent Coupon otherwise due on that date.

Maturity Date

The Final Level and Underlying Index Return of each Underlying Index are determined on the Final Valuation Date.

If the Notes have not been called by HSBC at its election and the Final Level of the Least Performing Underlying Index is equal to or greater than its Downside Threshold, HSBC will repay the Principal Amount equal to $10.00 per Note and, if the Official Closing Level of each Underlying Index is equal to or greater than its Coupon Barrier on each trading day during the final Quarterly Observation Period, the final Contingent Coupon.

If the Notes have not been called and the Final Level of the Least Performing Underlying Index is below its Downside Threshold, HSBC will pay you a cash payment at maturity that will be less than the Principal Amount, if anything, resulting in a loss of principal proportionate to the decline of the Least Performing Underlying Index, equal to a return of:

$10 × (1 + Underlying Index Return of the Least Performing Underlying Index) per Note

INVESTING IN THE NOTES INVOLVES SIGNIFICANT RISKS. YOU MAY LOSE SOME OR ALL OF YOUR PRINCIPAL AMOUNT. ANY PAYMENT ON THE NOTES, INCLUDING ANY REPAYMENT OF PRINCIPAL, IS SUBJECT TO THE CREDITWORTHINESS OF HSBC. IF HSBC WERE TO DEFAULT ON ITS PAYMENT OBLIGATIONS, YOU MAY NOT RECEIVE ANY AMOUNTS OWED TO YOU UNDER THE NOTES AND YOU COULD LOSE YOUR ENTIRE INVESTMENT.

You will be exposed to the market risk of each Underlying Index on each trading day during a Quarterly Observation Period and on the Final Valuation Date and any decline in the level of one Underlying Index may negatively affect your return and will not be offset or mitigated by a lesser decline or any potential increase in the levels of the other Underlying Indices. Generally, the higher the Contingent Coupon Rate on a Note, the greater the risk of loss on that Note.

Quarterly Observation Periods, Quarterly Observation End Dates[1] and Coupon Payment Dates[2][3]

Quarterly Observation Periods Ending on the Following

Quarterly Observation End Dates	Coupon Payment Dates / Issuer Call Date (if called)
November 27, 2017	December 4, 2017
February 26, 2018	March 5, 2018
May 25, 2018	June 4, 2018
August 28, 2018	September 5, 2018
November 26, 2018	December 3, 2018
February 25, 2019	March 4, 2019
May 28, 2019	June 4, 2019
August 27, 2019	September 4, 2019
November 25, 2019	December 3, 2019
February 25, 2020	March 3, 2020
May 26, 2020	June 2, 2020
August 25, 2020*	August 31, 2020*

* The Notes are not callable on the Final Valuation Date.

(1) Each subject to postponement in the event of a Market Disruption Event or non-trading day, as described under "Additional Terms of the Notes—Valuation Dates" and "—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying equity index underlying supplement.

(2) Each subject to postponement in the event of a Market Disruption Event or non-trading day, as described under "Additional Terms of the Notes—Valuation Dates" and "—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying equity index underlying supplement.

(3) Contingent Coupons will be payable to the holders of record at the close of business on the business day immediately preceding the applicable Coupon Payment Date, provided that any Contingent Coupon payable upon Issuer Call or at maturity, as applicable, will be payable to the person to whom the principal amount upon Issuer Call or the Payment at Maturity, is payable.

An investment in the Notes involves significant risks. Some of the risks that apply to the Notes are summarized here. However, HSBC urges you to read the more detailed explanation of risks relating to the Notes generally in the "Risk Factors" section of the accompanying equity index underlying supplement and the accompanying prospectus supplement. HSBC also urges you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

♦ **Risk of Loss at Maturity** — The Notes differ from ordinary debt securities in that HSBC will not necessarily pay the full Principal Amount of the Notes. If the Notes are not called by HSBC at its election, HSBC will only pay you the Principal Amount of your Notes in cash if the Final Level of the Least Performing Underlying Index is greater than or equal to its Downside Threshold, and will only make that payment at maturity. If the Notes are not called by HSBC at its election and the Final Level of the Least Performing Underlying Index is less than its Downside Threshold, you will lose some or all of your initial investment in an amount proportionate to the decline in the Final Level of the Least Performing Underlying Index from its Initial Level. You may lose some or all of your principal amount at maturity.

♦ **The Contingent Repayment of Principal Applies at Maturity** — You should be willing to hold your Notes to maturity. If you are able to sell your Notes prior to maturity in the secondary market, you may have to sell them at a loss relative to your initial investment even if the level of each Underlying Index at that time is above its Downside Threshold.

♦ **You May Not Receive any Contingent Coupons** — HSBC will not necessarily make periodic coupon payments on the Notes. If the Official Closing Level of **any** Underlying Index on any trading day during a Quarterly Observation Period is less than its Coupon Barrier, HSBC will not pay you the Contingent Coupon applicable to that Quarterly Observation Period. If the Official Closing Level of any Underlying Index is less than its Coupon Barrier on any trading day during each of the Quarterly Observation Periods, HSBC will not pay you any Contingent Coupons during the term of, and you will not receive a positive return on, your Notes. Generally, this non-payment of the Contingent Coupon coincides with a period of greater risk of principal loss on your Notes.

♦ **The Estimated Initial Value of the Notes, Which Was Determined by Us on the Trade Date, Is Less than the Price to Public and May Differ from the Market Value of the Notes in the Secondary Market, if Any** — The Estimated Initial Value of the Notes was calculated by us on the Trade Date and is less than the price to public. The Estimated Initial Value reflects our internal funding rate, which is the borrowing rate we pay to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Notes. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Notes may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Notes to be more favorable to you. We determined the value of the embedded derivatives in the Notes by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market (if any exists) at any time.

♦ **The Price of Your Notes in the Secondary Market, if Any, Immediately After the Trade Date Will Be Less than the Price to Public** — The price to public takes into account certain costs. These costs will include the underwriting discount, our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Notes and the costs associated with structuring and hedging our obligations under the Notes. These costs, except for the underwriting discount, will be used or retained by us or one of our affiliates. If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the levels of the Underlying Indices and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity. Any sale of the Notes prior to maturity could result in a loss to you.

♦ **If One of Our Affiliates Were to Repurchase Your Notes Immediately After the Settlement Date, the Price You Receive May Be Higher than the Estimated Initial Value of the Notes** — Assuming that all relevant factors remain constant after the Settlement Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the Estimated Initial Value on the Trade Date for a temporary period expected to be approximately 3 months after the Settlement Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Settlement Date of the securities based on changes in market conditions and other factors that cannot be predicted.

♦ **Reinvestment Risk** — If your Notes are called early by HSBC at its election, the term of the Notes will be reduced and you will not receive any payment on the Notes after the applicable Issuer Call Date. There is no guarantee that you would be able to reinvest the proceeds from an Issuer Call of the Notes at a comparable rate of return for a similar level of risk. To the extent you are able to reinvest such proceeds in an investment comparable to the Notes, you may incur transaction costs. The Notes may be called as early as approximately three months after issuance.

♦ **The Notes Are Subject to the Credit Risk of the Issuer** — The Notes are senior unsecured debt obligations of HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including any Contingent Coupon payment or any repayment of principal at maturity or upon an Issuer Call, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes and could lose your entire investment.

♦ **Higher Contingent Coupons or Lower Downside Thresholds Are Generally Associated with an Underlying Index with Greater Expected Volatility and Therefore Can Indicate a Greater Risk of Loss** — "Volatility" refers to the frequency and magnitude of changes in the level of an Underlying Index. The greater the expected volatility with respect to an Underlying Index on the Trade Date, the higher the expectation as of the Trade Date that the level of that Underlying Index could close below its Downside Threshold on the Final Valuation Date, indicating a higher expected risk of loss on the Notes. This greater expected risk will generally be reflected in a higher Contingent Coupon than the yield payable on our conventional debt securities with a similar maturity, or in more favorable terms (such as a lower Downside Threshold or a higher Contingent Coupon) than for similar securities linked to the performance of an Underlying Index with a lower expected volatility as of the Trade Date. You should therefore understand that a relatively higher Contingent Coupon may indicate an increased risk of loss. Further, a relatively lower Downside Threshold may not necessarily indicate that the Notes have a greater likelihood of a repayment of principal at maturity. The volatility of an Underlying Index can change significantly over the term of the Notes. The level of an Underlying Index for your Notes could fall sharply, which could result in a significant loss of principal. You should be willing to accept the downside market risk of the Least Performing Underlying Index and the potential to lose some or all of your principal at maturity.

♦ **Because the Notes Are Linked to the Performance of More Than One Underlying Index, There Is a Greater Risk of Contingent Coupons Not Being Paid and of You Sustaining a Significant Loss on Your Investment** — The risk that you will not receive any Contingent Coupons and lose some or all of your initial investment in the Notes at maturity is greater if you invest in the Notes as opposed to substantially similar Notes that are linked to the performance of fewer Underlying Indices. With three Underlying Indices, it is more likely that the Official Closing Level of any Underlying Index will be less than its Coupon Barrier on any trading day during the Quarterly Observation Periods or less than its Downside Threshold on the Final Valuation Date. Therefore it is more likely that you will not receive any Contingent Coupons and that you will suffer a significant loss on your investment at maturity.

In addition, movements in the levels of the Underlying Indices may be correlated or uncorrelated at different times during the term of the Notes, and such correlation (or lack thereof) could have an adverse effect on your return on the Notes. The correlation of a pair of Underlying Indices represents a statistical measurement of the degree to which the ratios of the returns of those Underlying Indices were similar to each other over a given period of time. The correlation between a pair of Underlying Indices is scaled from 1.0 to -1.0, with 1.0 indicating perfect positive correlation (i.e., the levels of both Underlying Indices are increasing together or decreasing together and the ratio of their daily returns has been constant), 0 indicating no correlation (i.e., there is no statistical relationship between the daily returns of that pair of Underlying Indices) and -1.0 indicating perfect negative correlation (i.e., as the level of one Underlying Index increases, the level of the other Underlying Index decreases and the ratio of their daily returns has been constant).

The lower (or more negative) the correlation between two Underlying Indices, the less likely it is that those Underlying Indices will move in the same direction and, therefore, the greater the potential for one of those Underlying Indices to close below its Coupon Barrier or Downside Threshold on a trading day during a Quarterly Observation Period or the Final Valuation Date, respectively. This is because the less positively correlated a pair of Underlying Indices are, the greater the likelihood that at least one of the Underlying Indices will decrease in value. This results in a greater potential for a Contingent Coupon not to be paid during the term of the Notes and for a loss of principal at Maturity. However, even if two Underlying Indices have a higher positive correlation, one or both of those Underlying Indices might close below its Coupon Barrier or Downside Threshold on a trading day during a Quarterly Observation Period or the Final Valuation Date, as both of those Underlying Indices may decrease in value together.

In addition, for each additional Underlying Index to which the Notes are linked, there is a greater potential for one pair of Underlying Indices to have low or negative correlation. Therefore, the greater the number of Underlying Indices, the greater the potential for missed Contingent Coupons and for loss of principal at Maturity. HSBC determines the Contingent Coupon Rate for the Notes based, in part, on the correlation among the Underlying Indices, calculated using internal models at the time the terms of the Notes are set. As discussed above, increased risk resulting from lower correlation will be reflected in a higher Contingent Coupon Rate than would be payable on notes that have a higher degree of correlation.

♦ **Your Return Will Be Based on the Individual Return of Each Underlying Index** — Unlike notes linked to a basket of underlyings, the Notes will be linked to the individual performance of each Underlying Index. Because the Notes are not linked to a basket, in which case the risk is mitigated and diversified among all of the components of a basket, you will be exposed to the risk of fluctuations in the levels of the Underlying Indices to the same degree for each Underlying Index. The amount payable on the Notes, if any, depends on the performance of the Least Performing Underlying Index regardless of the performance of the other Underlying Indices. You will bear the risk that any of the Underlying Indices will perform poorly.

♦ **Limited Return on the Notes** — The return potential of the Notes is limited to the Contingent Coupon Rate regardless of any appreciation of the Underlying Indices. Therefore, the Notes do not provide for a return greater than the principal amount, plus any Contingent Coupons received up to maturity or an Issuer Call. Even if the Final Level of each Underlying Index is greater than its respective Initial Level, you will not participate in the appreciation of any Underlying Index despite the potential for full downside exposure to the Least Performing Underlying Index at maturity. The actual return on the Notes will depend on the number of Quarterly Observation Periods on which the requirements for the Contingent Coupon are met and the amount payable per Note may be less than the amount payable on a traditional debt security that pays interest at prevailing market rates or an investment that allows for participation in any appreciation of the Underlying Indices.

- **The Notes are subject to a potential Issuer Call prior to maturity, which would limit your opportunity to be paid Contingent Coupons over the full term of the Notes** — HSBC may, at its election, call the Notes on any Quarterly Observation End Date (other than the Final Valuation Date) regardless of the Official Closing Level of any Underlying Index, and HSBC will pay you a cash payment equal to the principal amount of the Notes you hold plus any Contingent Coupon payable on that Coupon Payment Date, and no further payments will be made in respect of the Notes. If the Notes are called prior to maturity, you will lose the opportunity to continue to accrue and be paid Contingent Coupons from the date of Issuer Call to the scheduled Maturity Date and you may be unable to invest in other Notes with a similar level of risk that provide you with the opportunity to be paid the same coupons as the Notes. The Notes can be called as early as the first Quarterly Observation End Date, so the holding period over which you may receive the per annum Contingent Coupon Rate could be as short as approximately 3 months.

  There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes at a comparable return for a similar level of risk following our exercise of the Issuer Call. We may or may not choose to call the Notes early, in our sole discretion. In addition, it is more likely that we will call the Notes prior to maturity if a significant decrease in U.S. interest rates would result in greater Contingent Coupon payments on the Notes than on instruments of comparable maturity, terms and credit rating then those trading in the market.

- **No Assurance that the Return Strategy of the Notes Will Be Successful** — While the Notes are structured to provide Contingent Coupons as long as the Official Closing Level of each Underlying Index on each trading day during a Quarterly Observation Period does not decline below its Coupon Barrier, we cannot assure you of the economic environment during the term of the Notes, or at maturity. As a result, you may not receive a Contingent Coupon on any Coupon Payment Date, and you may lose some or all of your initial investment in the Notes.

- **The Probability That an Underlying Index Will Fall Below Its Coupon Barrier or Downside Threshold on a Trading Day during a Quarterly Observation Period Will Depend on Its Volatility** — "Volatility" of an Underlying Index refers to the frequency and magnitude of changes in its level. Greater expected volatility with respect to an Underlying Index reflects a higher expectation as of the Trade Date that the Underlying Index could close below its Coupon Barrier on any trading day during a Quarterly Observation Period or below its Downside Threshold on the Final Valuation Date, resulting in no Contingent Coupons payable on the Notes or even the loss of some or all of your investment. However, an Underlying Index's volatility can change significantly over the term of the Notes. The level of an Underlying Index could fall sharply, which could result in a significant loss of principal, and the non-payment of one or more Contingent Coupons.

- **The Notes Are Subject to Small-Capitalization Risk** — The RTY tracks companies that are considered small-capitalization. These companies often have greater stock price volatility, lower trading volume and less liquidity than large-capitalization companies and therefore the level of the RTY may be more volatile than an investment in stocks issued by large-capitalization companies. Stock prices of small-capitalization companies are also more vulnerable than those of large-capitalization companies to adverse business and economic developments, and the stocks of small-capitalization companies may be thinly traded, making it difficult for the RTY to track them. In addition, small-capitalization companies are typically less stable financially than large-capitalization companies and may depend on a small number of key personnel, making them more vulnerable to loss of personnel. Small-capitalization companies are often subject to less analyst coverage and may be in early, and less predictable, periods of their corporate existences. Such companies tend to have smaller revenues, less diverse product lines, smaller shares of their product or service markets, fewer financial resources and less competitive strengths than large-capitalization companies and are more susceptible to adverse developments related to their products.

- **Lack of Liquidity** — The Notes will not be listed on any securities exchange or quotation system. One of HSBC's affiliates intends to offer to purchase the Notes in the secondary market, but is not required to do so and may cease any such market-making activities at any time without notice. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which one of HSBC's affiliates is willing to buy the Notes, and therefore you may have to sell your Notes at a significant discount.

- **Risks Associated With Non-U.S. Companies –** The value of the SX5E depends upon the stocks of companies located within the Eurozone, and thus involve risks associated with the home countries of those non-U.S. companies, some of which are and have been experiencing economic stress. The prices of these non-U.S. stocks may be affected by political, economic, financial and social factors in the home country of each applicable company, including changes in that country's government, economic and fiscal policies, currency exchange laws or other laws or restrictions, which could affect the value of the Notes. These foreign securities may have less liquidity and could be more volatile than many of the securities traded in U.S. or other securities markets. Direct or indirect government intervention to stabilize the relevant foreign securities markets, as well as cross shareholdings in foreign companies, may affect trading levels or prices and volumes in those markets. The other special risks associated with foreign securities may include, but are not limited to: less liquidity and smaller market capitalizations; less rigorous regulation of securities markets; different accounting and disclosure standards; governmental interference; currency fluctuations; higher inflation; and social, economic and political uncertainties. These factors may adversely affect the performance of the SX5E and, as a result, the value of the Notes.

- **The payments on the Notes will not be adjusted for changes in exchange rates relative to the U.S. Dollar even though the constituent stocks of the SX5E are traded in a foreign currency and the Notes are denominated in U.S. Dollars –** Although the equity securities held by the SX5E are traded in currencies other than U.S. dollars, and the Notes are denominated in U.S. dollars, the amount payable on the Notes at maturity, if any, will not be adjusted for changes in the exchange rates between the U.S. dollar and the currencies in which these non-U.S. equity securities are denominated. Changes in exchange rates, however, may also reflect changes in the applicable non-U.S. economies that in turn may affect the level of the SX5E, and therefore the Notes. The amount we pay in respect of the Notes on the maturity date, if any, will be determined solely in accordance with the procedures described in this pricing supplement.

- **Owning the Notes Is Not the Same as Owning the Stocks Included in an Underlying Index** — The return on your Notes may not reflect the return you would realize if you actually owned the stocks included in an Underlying Index. As a holder of the Notes, you will not have voting rights or rights to receive dividends or other distributions or other rights that holders of the stocks included in any Underlying Index would have. Furthermore, an Underlying Index and the stocks included in an Underlying Index may appreciate substantially during the term of your Notes, and you will not participate in such appreciation.

♦ **Potentially Inconsistent Research, Opinions or Recommendations by HSBC, UBS Financial Services Inc. or Their Respective Affiliates** — HSBC, UBS Financial Services Inc., and their respective affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Notes, and which may be revised at any time. Any such research, opinions or recommendations could affect the level of an Underlying Index, and therefore, the market value of the Notes.

♦ **Potential HSBC and UBS Financial Services Inc. Impact on an Underlying Index** — Trading or transactions by HSBC, UBS Financial Services Inc., or any of their respective affiliates in an Underlying Index or in futures, options, exchange-traded funds or other derivative products on an Underlying Index, may adversely affect the level of that Underlying Index, and, therefore, the market value of your Notes.

♦ **Potential Conflicts of Interest** — HSBC, UBS Financial Services Inc., or any of their respective affiliates may engage in business with the issuers of the stocks included in an Underlying Index, which may present a conflict between the obligations of HSBC or UBS Financial Services Inc., and you, as a holder of the Notes. HSBC, as the Calculation Agent, will determine on each applicable Quarterly Observation End Date whether the Contingent Coupon is to be paid, based on the Official Closing Level of each Underlying Index on each trading day during the applicable Quarterly Observation Period. The Calculation Agent can postpone the determination of the Official Closing Level on any date during the Quarterly Observation Period and the corresponding Coupon Payment Date or Issuer Call Date, as applicable, if a Market Disruption Event exists on that date during the Quarterly Observation Period. Furthermore, the Calculation Agent can postpone the determination of the Final Level and the Maturity Date if a Market Disruption Event occurs and is continuing on the Final Valuation Date.

♦ **Economic and Market Factors Affecting the Terms and Market Price Prior to Maturity or Call** — Because structured notes, including the Notes, can be thought of as having a debt and derivative component, factors that influence the values of debt instruments and options and other derivatives also affected the terms and features of the Notes at issuance and will affect the market price of the Notes prior to maturity or call. These factors include the levels of the Underlying Indices; the volatility of the Underlying Indices; the dividend rate paid on stocks included in the Underlying Indices; the time remaining to the maturity of the Notes; interest rates in the markets in general; geopolitical conditions and economic, financial, political, regulatory, judicial or other events; and the creditworthiness of HSBC. These and other factors are unpredictable and interrelated and may offset or magnify each other.

♦ **The Notes Are Not Insured or Guaranteed by any Governmental Agency of the United States or any Other Jurisdiction** — The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive any amount owed to you under the Notes and could lose your entire investment.

♦ **The Amount Payable on the Notes Is Linked to the Levels of the Underlying Indices on Each Trading Day During a Quarterly Observation Period, Including the Final Valuation Date** — The return on the Notes will be based on the Official Closing Level of each Underlying Index on each trading day during a Quarterly Observation Period, subject to postponement for non-trading days and certain Market Disruption Events. Even if the level of an Underlying Index appreciates during a Quarterly Observation Period but then drops during the same Quarterly Observation Period to a level that is less than the Coupon Barrier, the Contingent Coupon will not be payable, and the return on the Notes will be less, and may be significantly less, than it would have been had the Notes been linked to the level of that Underlying Index prior to such decrease. Although the actual level of an Underlying Index on the Maturity Date or at other times during the term of the Notes may be higher than its Official Closing Level on any trading day during a Quarterly Observation Period, the return on the Notes will be based on the Official Closing Level of each Underlying Index on each trading day during a Quarterly Observation Period, including the Final Valuation Date.

♦ **Changes Affecting an Underlying Index** — The policies of an Underlying Index's sponsor concerning additions, deletions and substitutions of the stocks included in that Underlying Index and the manner in which the sponsor takes account of certain changes affecting those stocks may adversely affect the level of that Underlying Index. The policies of a sponsor with respect to the calculation of the relevant Underlying Index could also adversely affect the level of that Underlying Index. A sponsor may discontinue or suspend calculation or dissemination of the relevant Underlying Index. Any such actions could have an adverse effect on the value of the Notes.

♦ **Uncertain Tax Treatment** — There is no direct legal authority as to the proper tax treatment of the Notes, and therefore significant aspects of the tax treatment of the Notes are uncertain as to both the timing and character of any inclusion in income in respect of the Notes. Under one reasonable approach, the Notes should be treated as contingent income-bearing pre-paid executory contracts with respect to the Underlying Indices. HSBC intends to treat the Notes consistent with this approach and pursuant to the terms of the Notes, you agree to treat the Notes under this approach for all U.S. federal income tax purposes. See "U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders — Certain Notes Treated as a Put Option and a Deposit or an Executory Contract — Certain Notes Treated as Executory Contracts" in the accompanying prospectus supplement for the U.S. federal income tax considerations applicable to securities that are treated as contingent income-bearing pre-paid executory contracts.

In addition, the Notes are not intended for purchase by any investor that is not a United States person, as that term is defined for U.S. federal income tax purposes, and the underwriters will not make offers of the Notes to any such investor. If, however, a Note is transferred to a non-U.S. holder (as defined in the accompanying prospectus supplement) in the secondary market, because the tax treatment of the Contingent Coupons is unclear, such non-U.S. holder may be subject to 30% withholding tax applicable to any Contingent Coupon, subject to reduction or elimination by applicable treaty, unless income from such Contingent Coupon is effectively connected with your conduct of a trade or business within the United States. HSBC will not pay any additional amounts in respect of such withholding.

In Notice 2008-2, the Internal Revenue Service ("IRS") and the Treasury Department requested comments as to whether the purchaser of an exchange traded note or pre-paid forward contract (which may include the Notes) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a note or contract should be ordinary or capital, and whether foreign holders should be subject to withholding tax on any deemed income accrual. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder (as defined in the accompanying prospectus supplement) of a Note is required to accrue income in respect of the Notes prior to the receipt of payments with respect to the Notes or their earlier sale. Moreover, it is possible that any such regulations or other guidance could treat all income and gain of a U.S. holder in respect of the Notes as ordinary income (including gain on a sale). Finally, it is possible that a non-U.S. holder of the Notes could be subject to U.S. withholding tax in respect of the Notes. It is unclear whether any regulations or other guidance would apply to the Notes (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the U.S. federal income tax treatment of the Notes.

For a more complete discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "What Are the Tax Consequences of the Notes?" on page 22 of this pricing supplement and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

Hypothetical Scenario Analysis and Examples at Maturity

The scenario analysis and examples below are hypothetical and provided for illustrative purposes only. **The hypothetical terms used below are not the actual terms that will apply to the Notes, which are indicated on the cover hereof.** They do not purport to be representative of every possible scenario concerning increases or decreases in the level of any Underlying Index relative to its Initial Level. We cannot predict the Final Level or the Official Closing Level of any Underlying Index on each trading day during the applicable Quarterly Observation Period. You should not take the scenario analysis and these examples as an indication or assurance of the expected performance of any Underlying Index. The numbers appearing in the examples below may have been rounded for ease of analysis. The following scenario analysis and examples illustrate the Payment at Maturity or upon earlier Issuer Call per $10.00 Note on a hypothetical offering of the Notes, based on the following assumptions (the actual Initial Level, Coupon Barrier, and Downside Threshold of each Underlying Index and the Contingent Coupon Rate for the Notes are on the cover page of this pricing supplement):

Investment term:	3 years (unless earlier called at HSBC's election)
Hypothetical Initial Levels:	2,000.00 for the SPX, 1,000.00 for the RTY and 3,000.00 for the SX5E
Contingent Coupon Rate:	8.20% per annum (or 2.05% per quarter)
Contingent Coupon:	$0.205 per quarter
Quarterly Observation Periods / Quarterly Observation End Dates:	Quarterly
Hypothetical Coupon Barriers:	1,300.00 for the SPX, 650.00 for the RTY and 1,950.00 for the SX5E (for each, 65% of its Initial Level)
Hypothetical Downside Thresholds:	1,300.00 for the SPX, 650.00 for the RTY and 1,950.00 for the SX5E (for each, 65% of its Initial Level)

Example 1 — Notes are Called on the First Quarterly Observation End Date

Quarterly Observation Period	Lowest Official Closing Level During Applicable Quarterly Observation Period	Final Level	Payment (per Note)
First Quarterly Observation Period	SPX: 1,500.00 (at or above Coupon Barrier) RTY: 800.00 (at or above Coupon Barrier) SX5E: 2,200.00 (at or above Coupon Barrier)	N/A	Notes called at the election of HSBC; Official Closing Level of each Underlying Index was above its Coupon Barrier on each trading day during Quarterly Observation Period; holder entitled to Principal Amount plus Contingent Coupon of $.205 on Issuer Call Date. $.205 (Contingent Coupon) $10.205 (Settlement Amount) Total Payment: $10.205 (2.05% return)

Since the Notes are called at the election of HSBC on the first Quarterly Observation End Date and the Official Closing Level of each Underlying on each trading day during the first Quarterly Observation Period was greater than its respective Coupon Barrier, HSBC will pay you on the Issuer Call Date a total of $10.205 per Note, reflecting your Principal Amount plus the applicable Contingent Coupon. HSBC will have paid you a total of $10.205 per Note, for a 2.05% total return on the Notes. No further amount will be owed to you under the Notes.

Example 2 — Notes are NOT Called and the Final Level of Each Underlying Index Is at or Above Its Coupon Barrier and Downside Threshold

Quarterly Observation Period	Lowest Official Closing Level During Applicable Quarterly Observation Period	Final Level	Payment (per Note)
First Quarterly Observation Period	SPX: 1,600.00 (at or above Coupon Barrier) RTY: 900.00 (at or above Coupon Barrier) SX5E: 2,100.00 (at or above Coupon Barrier)	N/A	$.205 (Contingent Coupon) – Notes are not called; Official Closing Level of each Underlying Index was above its Coupon Barrier on each trading day during Quarterly Observation Period; Contingent Coupon equals $.205 on first Coupon Payment Date.
Second through Eleventh Quarterly Observation Periods	Various (at least one Underlying Index below Coupon Barrier on a trading day during each Quarterly Observation Period)	N/A	$0.00 – Notes are not called; Official Closing Level of at least one Underlying Index was below its Coupon Barrier on at least one trading day during each applicable Quarterly Observation Period; Issuer does not pay a Contingent Coupon on any Coupon Payment Date immediately following the second through eleventh Quarterly Observation End Dates.
Final Quarterly Observation Period	SPX: 1,600.00 (at or above Coupon Barrier) RTY: 900.00 (at or above Coupon Barrier) SX5E: 2,100.00 (at or above Coupon Barrier)	SPX: 1,650.00 (at or above Coupon Barrier and Downside Threshold) RTY: 950.00 (at or above Coupon Barrier and Downside Threshold) SX5E: 2,150.00 (at or above Coupon Barrier and Downside Threshold)	$.205 (Contingent Coupon) – Notes are not callable; Official Closing Level of each Underlying Index was above its Coupon Barrier on each trading day during Quarterly Observation Period; holder is entitled to receive principal plus Contingent Coupon of $.205 on Maturity Date. Total Payment: $10.41 (4.10% total return)

Since the Notes are not called at the election of HSBC, the Final Level of each Underlying Index is equal to or greater than its respective Downside Threshold and the Official Closing Level of each Underlying Index on each trading day during the final Quarterly Observation Period is equal to or greater than its respective Coupon Barrier, at maturity, HSBC will pay you $10.205 per $10.00 principal amount, which is equal to your principal amount plus the Contingent Coupon due on the Final Valuation Date.

In addition, because the Official Closing Level of each Underlying Index was equal to or greater than its respective Coupon Barrier on each trading day during the first Quarterly Observation Period, HSBC will pay you a Contingent Coupon of $.205 on the immediately following Coupon Payment Date. However, because the Official Closing Level of at least one Underlying Index was less than its Coupon Barrier on at least one trading day during each of the second through eleventh Quarterly Observation Periods, you will not be entitled to receive any Contingent Coupons on the immediately following Coupon Payment Dates. When added to the Contingent Coupon of $.205 received on the first Coupon Payment Date, you will have received a total of $10.41 per Note, a 4.10% total return on the Notes.

Example 3 — Notes are NOT Called and the Final Level of the Least Performing Underlying Index Is Below Its Coupon Barrier and Downside Threshold

Quarterly Observation Period	Lowest Official Closing Level During Applicable Quarterly Observation Period	Final Level	Payment (per Note)
First Quarterly Observation Period	SPX: 1,600.00 (at or above Coupon Barrier) RTY: 900.00 (at or above Coupon Barrier) SX5E: 2,100.00 (at or above Coupon Barrier)	N/A	$.205 (Contingent Coupon) – Notes are not called; Official Closing Level of each Underlying Index was above its Coupon Barrier on each trading day during Quarterly Observation Period; Contingent Coupon equals $.205 on first Coupon Payment Date.
Second through Eleventh Quarterly Observation Periods	Various (at least one Underlying Index below Coupon Barrier on a trading day during each Quarterly Observation Period)	N/A	$0.00 – Notes are not called; Official Closing Level of at least one Underlying Index was below its Coupon Barrier on at least one trading day during each applicable Quarterly Observation Period; Issuer does not pay a Contingent Coupon on any Coupon Payment Date immediately following the second through eleventh Quarterly Observation End Dates.
Final Quarterly Observation Period	SPX: 1,600.00 (at or above Coupon Barrier) RTY: 300.00 (below Coupon Barrier) SX5E: 2,300.00 (at or above Coupon Barrier)	SPX: 1,600.00 (at or above Coupon Barrier and Downside Threshold) RTY: 400.00 (below Coupon Barrier and Downside Threshold) SX5E: 2,300.00 (at or above Coupon Barrier and Downside Threshold)	$0.00 – Notes are not callable; Issuer does not pay a Contingent Coupon on the Maturity Date, and holder is entitled to receive less than the principal amount resulting in a loss proportionate to the depreciation of the Least Performing Underlying from its Initial Underlying Level to its Final Underlying Level. $10.00 × (1 + Underlying Index Return) = $10.00 × (1 + -60%) = $10.00 - $6.00 = $4.00 (Payment at Maturity) Total Payment: $4.205 (-57.95% total return)

Since the Notes are not called at the election of HSBC and the Final Level of the Least Performing Underlying Index is below its Downside Threshold, HSBC will pay you at maturity $4.00 per Note. In addition, because the Official Closing Level of each Underlying Index was equal to or greater than its respective Coupon Barrier on each trading day during the first Quarterly Observation Period, HSBC will pay you a Contingent Coupon of $.205 on the related Coupon Payment Date. However, because the Official Closing Level of at least one Underlying Index was less than its respective Coupon Barrier on at least one trading day during each of the second through final Quarterly Observation Periods, HSBC will not pay any Contingent Coupon on the immediately following Coupon Payment Dates (including the Maturity Date). When added to the Contingent Coupon payment of $.205 received on the first Coupon Payment Date, HSBC will have paid you $4.205 per Note, for a loss on the Notes of 57.95%.

Example 4 — Notes are NOT Called and the Official Closing Level of At Least One Underlying Index Falls Below Its Coupon Barrier on Any Trading Day During the Final Quarterly Observation Period. The Final Level of Each Underlying Index Is at or Above Its Coupon Barrier and Downside Threshold

Quarterly Observation Period	Lowest Official Closing Level During Applicable Quarterly Observation Period	Final Level	Payment (per Note)
First Quarterly Observation Period	SPX: 1,600.00 (at or above Coupon Barrier) RTY: 900.00 (at or above Coupon Barrier) SX5E: 2,400.00 (at or above Coupon Barrier)	N/A	$.205 (Contingent Coupon) – Notes are not called; Official Closing Level of each Underlying Index was above its Coupon Barrier on each trading day during Quarterly Observation Period; Contingent Coupon equals $.205 on first Coupon Payment Date.
Second through Eleventh Quarterly Observation Periods	Various (at least one Underlying Index below Coupon Barrier on a trading day during the Quarterly Observation Period)	N/A	$0.00 – Notes are not called; Official Closing Level of at least one Underlying Index was below its Coupon Barrier on at least one trading day during each applicable Quarterly Observation Period; Issuer does not pay a Contingent Coupon on any Coupon Payment Date immediately following the second through eleventh Quarterly Observation End Dates.
Final Quarterly Observation Period	SPX: 1,600.00 (at or above Coupon Barrier) RTY: 500.00 (below Coupon Barrier) SX5E: 2,500.00 (at or above Coupon Barrier)	SPX: 1,650.00 (at or above Coupon Barrier and Downside Threshold) RTY: 900.00 (at or above Coupon Barrier and Downside Threshold) SX5E: 2,550.00 (at or above Coupon Barrier and Downside Threshold)	$0.00 – Notes are not callable; the Official Closing Level of at least one Underlying Index was less than its Coupon Barrier on at least one trading day during the Final Quarterly Observation Period so holder is not entitled to receive final Contingent Coupon; holder is entitled to receive principal on Maturity Date. =$10.00 (Payment at Maturity) Total Payment: $10.205 (2.05% total return)

Since the Notes are not called at the election of HSBC, the Final Level of each Underlying Index is equal to or greater than its respective Downside Threshold and the Official Closing Level of at one least Underlying Index on any trading day during the final Quarterly Observation Period was less than its respective Coupon Barrier, at maturity, HSBC will pay you $10.00 per Note, which is equal to your principal amount.

In addition, because the Official Closing Level of each Underlying Index was equal to or greater than its respective Coupon Barrier on each trading day during the first Quarterly Observation Period, HSBC will pay you a Contingent Coupon of $.205 on the immediately following Coupon Payment Date. However, because the Official Closing Level of at least one Underlying Index was less than its Coupon Barrier on at least one trading day during each of the second through eleventh and the final Quarterly Observation Periods, you will not be entitled to receive any Contingent Coupons on the immediately following Coupon Payment Dates or on the Maturity Date, as applicable. When added to the Contingent Coupon of $.205 received on the first Coupon Payment Date, you will have received a total of $10.205 per Note, a 2.05% total return on the Notes.

Hypothetical Payment at Maturity excluding any Contingent Coupons

The table below assumes the Notes are not called by HSBC at its election prior to the Final Valuation Date and illustrates, for a $10.00 investment in the Notes, hypothetical Payments at Maturity for a hypothetical range of Underlying Index Returns of the Least Performing Underlying Index, excluding Contingent Coupons, if any. If the Notes have not previously been called by HSBC at its election and the Final Level of the Least Performing Underlying Index is equal to or greater than its Downside Threshold, on the Maturity Date HSBC will pay you a cash payment per Note equal to $10.00 plus any contingent coupon payable. You should consider carefully whether the Notes are suitable to your investment goals. Any payment on the Notes is subject to our ability to pay our obligations as they become due. The numbers appearing in the table below have been rounded for ease of analysis.

Percentage Change from the Initial Level to the Final Level of the Least Performing Underlying Index	Underlying Index Return of the Least Performing Underlying Index	Payment at Maturity (excluding Contingent Coupons, if any)
100.00%	N/A	$10.00
90.00%	N/A	$10.00
80.00%	N/A	$10.00
70.00%	N/A	$10.00
60.00%	N/A	$10.00
50.00%	N/A	$10.00
40.00%	N/A	$10.00
30.00%	N/A	$10.00
20.00%	N/A	$10.00
10.00%	N/A	$10.00
0.00%	**0.00%**	**$10.00**
−10.00%	−10.00%	$10.00
−20.00%	−20.00%	$10.00
−30.00%	−30.00%	$10.00
−35.00%	**−35.00%**	**$10.00**
−36.00%	−36.00%	$6.40
−40.00%	−40.00%	$6.00
−50.00%	−50.00%	$5.00
−60.00%	−60.00%	$4.00
−70.00%	−70.00%	$3.00
−80.00%	−80.00%	$2.00
−90.00%	−90.00%	$1.00
−100.00%	−100.00%	$0.00

Description of the SPX

The SPX is a capitalization-weighted index of 500 U.S. stocks. It is designed to measure performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries.

The top 5 industry groups by market capitalization as of July 31, 2017 were: Information Technology, Financials, Health Care, Consumer Discretionary and Industrials.

For more information about the SPX, see "The S&P 500® Index" beginning on page S-44 of the accompanying Equity Index Underlying Supplement.

Historical Information

The following graph sets forth the historical performance of the SPX based on the daily historical closing levels from January 1, 2008 through August 25, 2017 as reported on the Bloomberg Professional® service. The black line represents the Coupon Barrier and Downside Threshold of 1,587.98, which is 65% of the Initial Level (rounded to two decimal places). We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.

Historical Performance of the S&P 500® Index



Source: Bloomberg

Past performance of the Underlying Index is not indicative of its future performance.

Description of the RTY

The Underlying Index is designed to track the performance of the small capitalization segment of the United States equity market. All 2,000 stocks are traded on the New York Stock Exchange or NASDAQ, and the RTY consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 3000® Index is composed of the 3,000 largest United States companies as determined by market capitalization and represents approximately 98% of the United States equity market.

The top 5 industry groups by market capitalization as of July 31, 2017 were: Financial Services, Health Care, Technology, Producer Durables, and Consumer Discretionary.

For more information about the RTY, see "The Russell 2000® Index" beginning on page S-36 of the accompanying Equity Index Underlying Supplement.

Historical Information

The following graph sets forth the historical performance of the RTY based on the daily historical closing levels from January 1, 2008 through August 25, 2017 as reported on the Bloomberg Professional® service. The black line represents the Coupon Barrier and Downside Threshold of 895.344, which is 65% of the Initial Level (rounded to three decimal places). We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.

Historical Performance of the Russell 2000® Index



Source: Bloomberg

Past performance of the Underlying Index is not indicative of its future performance.

Description of the SX5E

The SX5E is composed of 50 stocks from the Eurozone (Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain) portion of the STOXX Europe 600 Supersector indices. The STOXX Europe 600 Supersector indices contain the 600 largest stocks traded on the major exchanges of 18 European countries and are organized into the following 19 Supersectors: automobiles & parts; banks; basic resources; chemicals; construction & materials; financial services; food & beverage; health care; industrial goods & services; insurance; media; oil & gas; personal & household goods; real estate; retail; technology; telecommunications; travel & leisure and utilities.

For more information about the SX5E, see "The EURO STOXX 50® Index" beginning on page S-11 of the accompanying Equity Index Underlying Supplement.

Historical Information

The following graph sets forth the historical performance of the SX5E based on the daily historical closing levels from January 1, 2008 through August 25, 2017 as reported on the Bloomberg Professional® service. The black line represents the Coupon Barrier and Downside Threshold of 2,235.06, which is 65% of the Initial Level (rounded to two decimal places). We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.

Historical Performance of the EURO STOXX 50® Index



Source: Bloomberg

Past performance of the Underlying Index is not indicative of its future performance.

The following graph sets forth the historical performances of the S&P 500® Index, the Russell 2000® Index and the EURO STOXX 50® Index from January 2, 2008 through August 25, 2017, based on the daily Official Closing Levels of the Underlying Indices. For comparison purposes, each Underlying Index has been normalized to have a closing level of 100.00 on January 2, 2008 by dividing the Official Closing Level of that Underlying Index on each day by the Official Closing Level of that Underlying Index on January 2, 2008 and multiplying by 100.00.

We obtained the Official Closing Levels used to determine the normalized closing levels set forth below from Bloomberg, without independent verification. Historical performance of the Underlying Indices should not be taken as an indication of future performance. Future performance of the Underlying Indices may differ significantly from historical performance, and no assurance can be given as to the Official Closing Levels of the Underlying Indices during the term of the Notes, including on any trading day during a Quarterly Observation Period or on the Final Valuation Date. We cannot give you assurance that the performances of the Underlying Indices will result in the return of any of the principal amount.

Historical Performance of the S&P 500® Index, the Russell 2000® Index and the EURO STOXX 50® Index



PAST PERFORMANCE OF THE UNDERLYING INDICES IS NOT INDICATIVE OF FUTURE RESULTS.

The closer the relationship of the daily returns of a pair of Underlying Indices over a given period, the more positively correlated those Underlying Indices are. The graph above illustrates the historical performance of each of the Underlying Indices relative to the other Underlying Indices over the time period shown and provides an indication of how close the relative performance of the daily returns of one Underlying Index has historically been to another. For additional information, see the information set forth above under "Key Risks –Because the Notes Are Linked to the Performance of More Than One Underlying Index, There Is a Greater Risk of Contingent Coupons Not Being Paid and of You Sustaining a Significant Loss on Your Investment."

The lower (or more negative) the correlation between two Underlying Indices, the less likely it is that those Underlying Indices will move in the same direction and, therefore, the greater the potential for one of those Underlying Indices to close below its Coupon Barrier or Downside Threshold on a trading day during a Quarterly Observation Period or the Final Valuation Date, respectively. This is because the less positively correlated a pair of Underlying Indices are, the greater the likelihood that at least one of the Underlying Indices will decrease in value. This results in a greater potential for a Contingent Coupon not to be paid during the term of the Notes and for a loss of principal at Maturity. However, even if two Underlying Indices have a higher positive correlation, one or both of those Underlying Indices might close below its Coupon Barrier or Downside Threshold on a trading day during a Quarterly Observation Period or the Final Valuation Date, as both of those Underlying Indices may decrease in value together.

In addition, for each additional Underlying Index to which the Notes are linked, there is a greater potential for one pair of Underlying Indices to have low or negative correlation. Therefore the greater the number of Underlying Indices, the greater the potential for missed Contingent Coupons and for a loss of principal at Maturity. The terms of the Notes will be based, in part, on the correlation among the Underlying Indices, calculated using internal models at the time the terms of the Notes are set. As discussed above, increased risk resulting from lower correlation will be reflected in a higher Contingent Coupon Rate than would be payable on notes that have a higher degree of correlation.

What Are the Tax Consequences of the Notes?

You should carefully consider, among other things, the matters set forth in the section "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement. The following discussion summarizes the U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of the Notes. This summary supplements the section "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement and supersedes it to the extent inconsistent therewith.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes. Under one reasonable approach, the Notes should be treated as contingent income-bearing pre-paid executory contracts with respect to the Underlying Indices. HSBC intends to treat the Notes consistent with this approach, and pursuant to the terms of the Notes, you agree to treat the Notes under this approach for all U.S. federal income tax purposes. Subject to certain limitations described in the accompanying prospectus supplement, and based on certain factual representations received from HSBC, in the opinion of HSBC's special U.S. tax counsel, Morrison & Foerster LLP, it is reasonable to treat the Notes in accordance with this approach. Pursuant to this approach, HSBC intends to treat any gain or loss upon maturity or an earlier sale, exchange or call as capital gain or loss in an amount equal to the difference between the amount you receive at such time (other than with respect to a Contingent Coupon) and your tax basis in the Note. Any such gain or loss will be long-term capital gain or loss if you have held the Note for more than one year at such time for U.S. federal income tax purposes. Your tax basis in a Note generally will equal your cost of the Note. In addition, the tax treatment of the Contingent Coupons is unclear. Although the tax treatment of the Contingent Coupons is unclear, HSBC intends to treat any Contingent Coupon paid by HSBC, including on the Maturity Date or upon call, as ordinary income includible in income by you at the time it accrues or is received in accordance with your normal method of accounting for U.S. federal income tax purposes. See "U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders — Certain Notes Treated as a Put Option and a Deposit or an Executory Contract — Certain Notes Treated Executory Contracts" in the accompanying prospectus supplement for the U.S. federal income tax considerations applicable to securities that are treated as contingent income-bearing pre-paid executory contracts.

The Notes are not intended for purchase by any investor that is not a United States person, as that term is defined for U.S. federal income tax purposes, and the underwriters will not make offers of the Notes to any such investor. If, however, a Note is transferred to a non-U.S. holder in the secondary market, because the tax treatment of the Contingent Coupons is uncertain, the entire amount of the Contingent Coupons will be subject to U.S. federal income tax withholding at a 30% rate (or at a lower rate under an applicable income tax treaty), unless the income from such Contingent Coupon is effectively connected with your conduct of a trade or business within the United States. We will not pay any additional amounts in respect of such withholding. In order to claim an exemption from or a reduction in the 30% withholding tax, a non-U.S. holder of the Notes must comply with certification requirements to establish that it is not a U.S. person and is eligible for a reduction of, or an exemption from, withholding under an applicable tax treaty. If you are a non-U.S. holder, you should consult your tax advisors regarding the tax treatment of the Notes, including the possibility of obtaining a refund of any withholding tax and the certification requirement described above.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes, other characterizations and treatments are possible and the timing and character of income in respect of the Notes might differ from the treatment described above. For example, the Notes could be treated as debt instruments that are "contingent payment debt instruments" for U.S. federal income tax purposes, subject to the treatment described under the heading "U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes — Contingent Notes" in the accompanying prospectus supplement.

In Notice 2008-2, the IRS and the Treasury Department requested comments as to whether the purchaser of an exchange traded note or pre-paid forward contract (which may include the Notes) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a note or contract should be ordinary or capital, and whether foreign holders should be subject to withholding tax on any deemed income accrual. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder of a Note is required to accrue income in respect of the Notes prior to the receipt of payments with respect to the Notes or their earlier sale. Moreover, it is possible that any such regulations or other guidance could treat all income and gain of a U.S. holder in respect of the Notes as ordinary income (including gain on a sale). Finally, it is possible that a non-U.S. holder of the Notes could be subject to U.S. withholding tax in respect of the Notes. It is unclear whether any regulations or other guidance would apply to the Notes (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the U.S. federal income tax treatment of the Notes.

We will not attempt to ascertain whether any of the entities whose stock is included in the Underlying Indices would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If one or more of the entities whose stock is included in the Underlying Indices were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the entities whose stock is included in the Underlying Indices and consult your tax advisor regarding the possible consequences to you if one or more of the entities whose stock is included in the Underlying Indices is or becomes a PFIC or USRPHC.

A "dividend equivalent" payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments ("ELIs") that are "specified ELIs" may be treated as dividend equivalents if such specified ELIs reference an interest in an "underlying security," which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, Internal Revenue Service guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2019. Based on the Issuer's determination that the Notes are not "delta-one" instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is

possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Underlying Indices or the Notes, and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of the Underlying Indices or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

Additionally, the IRS has announced that withholding under the Foreign Account Tax Compliance Act (as discussed in the accompanying prospectus supplement) on payments of gross proceeds from a sale, exchange, redemption or other disposition of the Notes will only apply to dispositions after December 31, 2018.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

Events of Default and Acceleration

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the Calculation Agent will determine the accelerated payment due and payable at maturity in the same general manner as described in "Final Terms—Payment at Maturity" in this pricing supplement, except that the scheduled trading day immediately preceding the date of acceleration will be used as the Final Valuation Date for the purposes of determining the Final Level and if a Contingent Coupon is payable. If a Market Disruption Event exists with respect to an Underlying Index on that scheduled trading day, then the accelerated Final Valuation Date for that Underlying Index will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated Maturity Date will also be postponed by an equal number of business days. For the avoidance of doubt, if no Market Disruption Event exists with respect to an Underlying Index on the scheduled trading day preceding the date of acceleration, the determination of such Underlying Index's Underlying Index Return will be made on such date, irrespective of the existence of a Market Disruption Event with respect to any other Underlying Index occurring on such date.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

Supplemental Plan of Distribution (Conflicts of Interest)

Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc., an affiliate of HSBC, will purchase the Notes from HSBC for distribution to UBS Financial Services Inc. (the "Agent"). HSBC Securities (USA) Inc. has agreed to sell to the Agent, and the Agent has agreed to purchase, all of the Notes at the price to the public less the underwriting discount indicated on the cover of this pricing supplement. HSBC has agreed to indemnify the Agent against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Agent may be required to make relating to these liabilities as described in the prospectus supplement and the prospectus. The Agent may allow a concession to its affiliates not in excess of the underwriting discount set forth on the cover of this pricing supplement.

Subject to regulatory constraints, HSBC USA Inc. (or an affiliate thereof) intends to offer to purchase the Notes in the secondary market, but is not required to do so and may cease making such offers at any time. HSBC or its affiliate will enter into swap agreements or related hedge transactions with one of its other affiliates or unaffiliated counterparties, which may include the Agent, in connection with the sale of the Notes and the Agent and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions after the initial sale of the Notes, but is under no obligation to make a market in the Notes and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-59 in the accompanying prospectus supplement.

Validity of the Notes

In the opinion of Morrison & Foerster LLP, as counsel to the Issuer, when this pricing supplement has been attached to, and duly notated on, the master note that represents the Notes pursuant to the Senior Indenture referred to in the prospectus supplement dated March 5, 2015, and issued and paid for as contemplated herein, the Notes offered by this pricing supplement will be valid, binding and enforceable obligations of the Issuer, entitled to the benefits of the Senior Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York, the Maryland General Corporation Law (including the statutory provisions, all applicable provisions of the Maryland Constitution and the reported judicial decisions interpreting the foregoing) and the federal laws of the United States of America. This opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the Senior Indenture and the genuineness of signatures and to such counsel's reliance on the Issuer and other sources as to certain factual matters, all as stated in the legal opinion dated March 5, 2015, which has been filed as Exhibit 5.3 to the Issuer's registration statement on Form S-3 dated March 5, 2015.